UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of June 30, 2024, with the independent registered public accounting firm report

INDEX Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of June 30, 2024 and December 31, 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2024	12.31.2023

Cash and cash equivalents	3	7,884	12,727
Marketable securities	3	4,290	2,819
Trade and other receivables	9	4,405	6,135
Inventories	10	7,339	7,681
Recoverable income taxes	12	1,088	218
Other recoverable taxes	12	1,712	960
Others	16	1,518	1,570
		28,236	32,110
Assets classified as held for sale	23	422	335
Current assets		28,658	32,445

Trade and other receivables	9	1,175	1,847
Marketable securities	3	1,344	2,409
Judicial deposits	14	12,479	14,746
Deferred income taxes	12	1,097	965
Other recoverable taxes	12	3,970	4,516
Others	16	2,101	2,315
Long-term receivables		22,166	26,798
Investments	22	986	1,358
Property, plant and equipment - PP&E	17	135,951	153,424
Intangible assets	18	2,688	3,042
Non-current assets		161,791	184,622

Total assets		190,449	217,067

Liabilities	Note	06.30.2024	12.31.2023

Trade payables	11	4,812	4,813
Finance debt	24	4,617	4,322
Lease liability	25	7,437	7,200
Income taxes payable	12	373	1,300
Other taxes payable	12	5,220	4,166
Dividends payable	26	2,295	3,539
Provision for decommissioning costs	15	1,659	2,032
Employee benefits	13	2,299	2,932
Others	16	2,519	3,015
		31,231	33,319
Liabilities related to assets classified as held for sale	23	785	541
Current liabilities		32,016	33,860

Finance debt	24	21,704	24,479
Lease liability	25	25,872	26,599
Income taxes payable	12	242	299
Deferred income taxes	12	6,076	10,910
Employee benefits	13	13,841	15,579
Provisions for legal proceedings	14	3,125	3,305
Provision for decommissioning costs	15	18,155	21,171
Others	16	1,770	1,890
Non-current liabilities		90,785	104,232
Current and non-current liabilities		122,801	138,092

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		29	410
Profit reserves	26	65,463	72,641
Retained earnings (losses)		1,831	−
Accumulated other comprehensive deficit		(107,239)	(101,569)
Attributable to the shareholders of Petrobras		67,185	78,583
Non-controlling interests		463	392
Equity		67,648	78,975

Total liabilities and equity		190,449	217,067
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and Six-month periods ended June 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Sales revenues	4	47,235	49,750	23,467	22,979
Cost of sales	5	(23,251)	(24,000)	(11,740)	(11,342)
Gross profit		23,984	25,750	11,727	11,637

Income (expenses)
Selling expenses	5	(2,601)	(2,421)	(1,268)	(1,200)
General and administrative expenses	5	(996)	(745)	(549)	(388)
Exploration costs	20	(309)	(348)	(174)	(191)
Research and development expenses		(376)	(326)	(193)	(172)
Other taxes		(1,088)	(529)	(948)	(329)
Impairment (losses) reversals, net	19	46	(404)	37	(401)
Other income and expenses, net	6	(2,971)	(946)	(1,927)	(478)
		(8,295)	(5,719)	(5,022)	(3,159)

Income before net finance expense, results of equity-accounted investments and income taxes		15,689	20,031	6,705	8,478

Finance income		1,029	981	477	516
Finance expenses		(4,004)	(1,712)	(2,932)	(868)
Foreign exchange gains (losses) and inflation indexation charges		(5,833)	88	(4,414)	331
Net finance expense	7	(8,808)	(643)	(6,869)	(21)

Results of equity-accounted investments	22	(281)	13	(188)	(22)

Net income (loss) before income taxes		6,600	19,401	(352)	8,435

Income taxes	12	(2,120)	(6,172)	27	(2,576)

Net income (loss) for the period		4,480	13,229	(325)	5,859
Net income (loss) attributable to shareholders of Petrobras		4,438	13,169	(344)	5,828
Net income attributable to non-controlling interests		42	60	19	31
Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	26	0.34	1.01	(0.03)	0.45

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and Six-month periods ended June 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Net income (loss) for the period		4,480	13,229	(325)	5,859

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	13
Recognized in equity		1,265	(109)	1,265	−
Deferred income tax		−	37	−	−
		1,265	(72)	1,265	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	27
Recognized in equity		(8,649)	4,872	(6,627)	3,404
Reclassified to the statement of income		1,297	2,232	600	1,078
Deferred income tax		2,499	(2,417)	2,048	(1,525)
		(4,853)	4,687	(3,979)	2,957

Translation adjustments (1)
Recognized in equity		(1,982)	1,285	(1,310)	716

Share of other comprehensive income (loss) in equity-accounted investments	22
Recognized in equity		(159)	206	(150)	117

Other comprehensive income (loss)		(5,729)	6,106	(4,174)	3,790

Total comprehensive income (loss)		(1,249)	19,335	(4,499)	9,649
Comprehensive income (loss) attributable to shareholders of Petrobras		(1,232)	19,253	(4,471)	9,601
Comprehensive income (loss) attributable to non-controlling interests		(17)	82	(28)	48
(1) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Six-month periods ended June 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2024	Jan-Jun/2023
Cash flows from operating activities
Net income for the period		4,480	13,229
Adjustments for:
Pension and medical benefits	13	2,135	759
Results of equity-accounted investments	22	281	(13)
Depreciation, depletion and amortization	29	6,500	6,173
Impairment of assets (reversals), net	19	(46)	404
Inventory write down (write-back) to net realizable value	10	(44)	6
Allowance for credit loss on trade and other receivables, net		48	34
Exploratory expenditure write-offs	20	105	38
Gain on disposal/write-offs of assets	6	(286)	(1,187)
Foreign exchange, indexation and finance charges		8,975	847
Income taxes	12	2,120	6,172
Revision and unwinding of discount on the provision for decommissioning costs		539	443
Results from co-participation agreements in bid areas	6	(103)	(28)
Early termination and cash outflows revision of lease agreements	6	(146)	(258)
Losses with legal, administrative and arbitration proceedings, net	6	521	531
Decrease (Increase) in assets
Trade and other receivables		1,459	1,175
Inventories		(355)	1,080
Judicial deposits		574	(782)
Other assets		(71)	275
Increase (Decrease) in liabilities
Trade payables		242	(291)
Other taxes payable		(1,862)	(964)
Pension and medical benefits		(482)	(451)
Provisions for legal proceedings		(200)	(219)
Other employee benefits		(370)	(216)
Provision for decommissioning costs		(463)	(338)
Other liabilities		(357)	(128)
Income taxes paid		(4,721)	(6,302)
Net cash provided by operating activities		18,473	19,989
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(5,772)	(5,335)
Acquisition of equity interests		(6)	(17)
Proceeds from disposal of assets - Divestment		766	3,461
Financial compensation from co-participation agreements		397	391
Investment in marketable securities		(805)	(468)
Dividends received		64	69
Net cash used in investing activities		(5,356)	(1,899)
Cash flows from financing activities
Changes in non-controlling interest		125	(50)
Proceeds from finance debt	24	567	62
Repayment of principal - finance debt	24	(2,318)	(1,482)
Repayment of interest - finance debt	24	(995)	(1,004)
Repayment of lease liability	25	(3,883)	(2,862)
Dividends paid to Shareholders of Petrobras	26	(10,578)	(10,397)
Share repurchase program	26	(380)	−
Dividends paid to non-controlling interests		(77)	(48)
Net cash used in financing activities		(17,539)	(15,781)
Effect of exchange rate changes on cash and cash equivalents		(421)	46
Net change in cash and cash equivalents		(4,843)	2,355
Cash and cash equivalents at the beginning of the period		12,727	7,996

Cash and cash equivalents at the end of the period		7,884	10,351
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Six-month periods ended June 30, 2024 and 2023 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	66,434	−	69,492	344	69,836
		107,101	1,144				(105,187)	66,434	−	69,492	344	69,836
Capital transactions	−	−	−	−	−	−	−	−	−	−	(49)	(49)
Net income	−	−	−	−	−	−	−	−	13,169	13,169	60	13,229
Other comprehensive income (loss)	−	−	−	1,263	4,687	(72)	206	−	−	6,084	22	6,106
Appropriations:
Dividends	−	−	−	−	−	−	−	(6,864)	(4,970)	(11,834)	(45)	(11,879)
Balance at June 30, 2023	107,380	(279)	1,144	(72,908)	(12,820)	(12,648)	(727)	59,570	8,206	76,918	332	77,250
		107,101	1,144				(99,103)	59,570	8,206	76,918	332	77,250

Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)		−	78,583	392	78,975
Treasury shares	−	−	(381)	−	−	−	−	−	−	(381)	−	(381)
Capital transactions	−	−	−	−	−	−	−	−	−	−	126	126
Net income	−	−	−	−	−	−	−	−	4,438	4,438	42	4,480
Other comprehensive income (loss)	−	−	−	(1,923)	(4,853)	1,265	(159)	−	−	(5,670)	(59)	(5,729)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	8	8	−	8
Appropriations:
Dividends	−	−	−	−	−	−	−	(7,178)	(2,615)	(9,793)	(38)	(9,831)
Balance at June 30, 2024	107,380	(279)	29	(74,927)	(16,873)	(14,614)	(825)	65,463	1,831	67,185	463	67,648
		107,101	29				(107,239)	65,463	1,831	67,185	463	67,648

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2023, which include the full set of notes.

In the preparation of these unaudited condensed consolidated interim financial statements for in the the six-month period ended June 30, 2024, the Company assessed the impacts of extreme weather events that occurred in the state of Rio Grande do Sul in the second quarter of 2024 on its operations and concluded that they did not materially affect the Company’s assets and results in the the six-month period ended June 30, 2024.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 8, 2024.

1.2.	New standards and interpretations

On January 1, 2024, amendments to standards issued by the IASB came into force and were adopted by the Company, as disclosed in note 6 of the financial statements of December 31, 2023. According to the assessment carried out by Management, there were no material impacts on the initial application of these amendments in these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2023.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	06.30.2024	12.31.2023
Cash at bank and in hand	511	103
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	437	1,742
Other investment funds	110	279
	547	2,021
- Abroad
Time deposits	4,652	7,737
Automatic investing accounts and interest checking accounts	2,140	2,852
Other financial investments	34	14
	6,826	10,603
Total short-term financial investments	7,373	12,624
Total cash and cash equivalents	7,884	12,727

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	06.30.2024	12.31.2023
Fair value through profit or loss	623	926
Amortized cost - Bank Deposit Certificates and time deposits	4,963	4,249
Amortized cost - Others	48	53
Total	5,634	5,228
Current	4,290	2,819
Non-current	1,344	2,409

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Diesel	14,055	15,387	6,979	7,082
Gasoline	6,278	7,469	3,073	3,775
Liquefied petroleum gas	1,551	1,880	793	951
Jet fuel	2,331	2,508	1,147	1,102
Naphtha	910	908	483	430
Fuel oil (including bunker fuel)	577	547	233	261
Other oil products	2,092	2,212	1,073	1,128
Subtotal oil products	27,794	30,911	13,781	14,729
Natural gas	2,458	2,955	1,136	1,429
Crude oil	2,278	2,715	1,049	1,365
Renewables and nitrogen products	74	46	43	25
Breakage	261	438	121	218
Electricity	232	263	104	153
Services, agency and others	449	525	202	281
Domestic market	33,546	37,853	16,436	18,200

Exports	13,144	11,172	6,746	4,431
Crude oil	10,074	8,456	5,163	2,909
Fuel oil (including bunker fuel)	2,448	2,363	1,126	1,329
Other oil products and other products	622	353	457	193
Sales abroad (1)	545	725	285	348
Foreign market	13,689	11,897	7,031	4,779
Sales revenues	47,235	49,750	23,467	22,979
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Domestic market	33,546	37,853	16,436	18,200
China	4,388	3,475	2,907	982
Americas (except United States)	2,004	2,654	953	1,231
Europe	2,702	2,046	1,489	698
Asia (except China and Singapore)	906	693	423	218
United States	2,137	1,305	662	742
Singapore	1,541	1,723	591	908
Others	11	2	6	1
Foreign market	13,689	11,897	7,031	4,779
Sales revenues	47,235	49,750	23,467	22,979

In the six-month period ended June 30, 2024, sales to two clients of the refining, transportation and marketing segment represented individually 15% and 10% of the Company’s sales revenues; in the same period of 2023, sales to two clients of the same segment represented individually 16% and 11% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Raw material, products for resale, materials and third-party services (1)	(11,201)	(12,782)	(5,810)	(5,687)
Depreciation, depletion and amortization	(5,072)	(4,952)	(2,423)	(2,556)
Production taxes	(5,936)	(5,477)	(2,906)	(2,694)
Employee compensation	(1,042)	(789)	(601)	(405)
Total	(23,251)	(24,000)	(11,740)	(11,342)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Materials, third-party services, freight, rent and other related costs	(2,189)	(2,048)	(1,069)	(1,022)
Depreciation, depletion and amortization	(339)	(304)	(166)	(154)
Allowance for expected credit losses	(8)	(17)	2	4
Employee compensation	(65)	(52)	(35)	(28)
Total	(2,601)	(2,421)	(1,268)	(1,200)

5.3.	General and administrative expenses
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Employee compensation (1)	(657)	(473)	(365)	(244)
Materials, third-party services, rent and other related costs	(266)	(214)	(146)	(112)
Depreciation, depletion and amortization	(73)	(58)	(38)	(32)
Total	(996)	(745)	(549)	(388)
(1) In the three and six-month periods ended June 30, 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of US$ 78. For more information, see note 13.

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Pension and medical benefits - retirees (1)	(1,602)	(577)	(1,293)	(296)
Stoppages for asset maintenance and pre-operating expenses	(1,352)	(1,099)	(700)	(600)
Losses with legal, administrative and arbitration proceedings	(521)	(531)	(240)	(277)
Profit sharing	(311)	(67)	(135)	(32)
Variable compensation programs	(179)	(271)	(100)	(131)
Operating expenses with thermoelectric power plants	(119)	(85)	(53)	(44)
Institutional relations and cultural projects	(71)	(47)	(44)	(25)
Expenses with contractual fines received	(35)	(120)	(18)	(58)
Amounts recovered from Lava Jato investigation (2)	7	93	2	4
Gains (losses) with commodities derivatives	24	69	19	(10)
Ship/take or pay agreements and fines imposed to suppliers	88	70	41	37
Government grants	95	176	17	72
Results from co-participation agreements in bid areas	103	28	55	-
Results of non-core activities	122	80	83	46
Fines imposed on suppliers	125	109	69	66
Early termination and changes to cash flow estimates of leases	146	258	77	91
Reimbursements from E&P partnership operations	269	280	113	119
Results on disposal/write-offs of assets	286	1,187	124	691
Others (3)	(46)	(499)	56	(131)
Total	(2,971)	(946)	(1,927)	(478)
(1) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of US$ 1,000. For more information, see note 13.
(2) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was US$ 1,727, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(3) It includes, in the six-month period ended June 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.
7.	Net finance income (expense)
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Finance income	1,029	981	477	516
Income from investments and marketable securities (Government Bonds)	812	757	380	424
Other finance income	217	224	97	92
Finance expenses	(4,004)	(1,712)	(2,932)	(868)
Interest on finance debt	(1,073)	(1,053)	(519)	(512)
Unwinding of discount on lease liability	(1,104)	(758)	(557)	(400)
Capitalized borrowing costs	759	589	383	318
Unwinding of discount on the provision for decommissioning costs	(530)	(431)	(258)	(219)
Other finance expenses (1)	(2,056)	(59)	(1,981)	(55)
Foreign exchange gains (losses) and indexation charges	(5,833)	88	(4,414)	331
Foreign exchange gains (losses) (2)	(4,421)	2,320	(3,540)	1,523
Reclassification of hedge accounting to the Statement of Income (2)	(1,297)	(2,232)	(600)	(1,078)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(388)	(429)	(318)	(397)
Recoverable taxes inflation indexation income	(96)	95	(145)	31
Other foreign exchange gains and indexation charges, net (1)	369	334	189	252
Total	(8,808)	(643)	(6,869)	(21)
(1) It includes, in the three and six-month periods ended June 30, 2024, finance expense of US$ 1,930 and indexation charges of US$ 220 related to the tax settlement program - federal taxes. For more information, see note 12.3.
(2) For more information, see notes 27.2.2 a and 27.2.2 c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Consolidated statement of income by operating segment
Jan-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	31,745	44,251	4,620	158	(33,539)	47,235
Intersegments	31,565	551	1,419	4	(33,539)	−
Third parties	180	43,700	3,201	154	-	47,235
Cost of sales	(12,842)	(40,540)	(2,273)	(148)	32,552	(23,251)
Gross profit (loss)	18,903	3,711	2,347	10	(987)	23,984
Income (expenses)	(2,181)	(1,537)	(1,756)	(2,821)	−	(8,295)
Selling expenses	(1)	(1,089)	(1,497)	(14)	-	(2,601)
General and administrative expenses	(42)	(176)	(63)	(715)	-	(996)
Exploration costs	(309)	-	-	-	-	(309)
Research and development expenses	(288)	(2)	-	(86)	-	(376)
Other taxes	(829)	(28)	(9)	(222)	-	(1,088)
Impairment (losses) reversals, net	(4)	37	-	13	-	46
Other income and expenses, net	(708)	(279)	(187)	(1,797)	-	(2,971)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	16,722	2,174	591	(2,811)	(987)	15,689
Net finance income (expense)	-	-	-	(8,808)	-	(8,808)
Results of equity-accounted investments	47	(381)	57	(4)	-	(281)
Net income / (loss) before income taxes	16,769	1,793	648	(11,623)	(987)	6,600
Income taxes	(5,687)	(739)	(200)	4,169	337	(2,120)
Net income (loss) for the period	11,082	1,054	448	(7,454)	(650)	4,480
Attributable to:
Shareholders of Petrobras	11,083	1,054	421	(7,470)	(650)	4,438
Non-controlling interests	(1)	-	27	16	-	42

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Jun/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	30,452	45,899	5,621	163	(32,385)	49,750
Intersegments	29,940	840	1,601	4	(32,385)	−
Third parties	512	45,059	4,020	159	-	49,750
Cost of sales	(12,491)	(41,196)	(3,093)	(164)	32,944	(24,000)
Gross profit (loss)	17,961	4,703	2,528	(1)	559	25,750
Income (expenses)	(677)	(2,329)	(1,544)	(1,161)	(8)	(5,719)
Selling expenses	(12)	(1,044)	(1,335)	(22)	(8)	(2,421)
General and administrative expenses	(34)	(162)	(32)	(517)	-	(745)
Exploration costs	(348)	-	-	-	-	(348)
Research and development expenses	(251)	(14)	(1)	(60)	-	(326)
Other taxes	(354)	(1)	(19)	(155)	-	(529)
Impairment (losses) reversals, net	(18)	(416)	-	30	-	(404)
Other income and expenses, net	340	(692)	(157)	(437)	-	(946)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	17,284	2,374	984	(1,162)	551	20,031
Net finance expense	-	-	-	(643)	-	(643)
Results of equity-accounted investments	35	(55)	21	12	-	13
Net income / (loss) before income taxes	17,319	2,319	1,005	(1,793)	551	19,401
Income taxes	(5,878)	(808)	(333)	1,034	(187)	(6,172)
Net income (loss) for the period	11,441	1,511	672	(759)	364	13,229
Attributable to:
Shareholders of Petrobras	11,443	1,511	635	(784)	364	13,169
Non-controlling interests	(2)	-	37	25	-	60

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Apr-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,668	22,061	2,198	80	(16,540)	23,467
Intersegments	15,591	248	699	2	(16,540)	−
Third parties	77	21,813	1,499	78	-	23,467
Cost of sales	(6,228)	(20,557)	(1,096)	(74)	16,215	(11,740)
Gross profit (loss)	9,440	1,504	1,102	6	(325)	11,727
Income (expenses)	(1,551)	(701)	(867)	(1,903)	−	(5,022)
Selling expenses	-	(538)	(729)	(1)	-	(1,268)
General and administrative expenses	(22)	(92)	(35)	(400)	-	(549)
Exploration costs	(174)	-	-	-	-	(174)
Research and development expenses	(149)	-	-	(44)	-	(193)
Other taxes	(809)	(21)	(4)	(114)	-	(948)
Impairment (losses) reversals, net	-	37	-	-	-	37
Other income and expenses, net	(397)	(87)	(99)	(1,344)	-	(1,927)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	7,889	803	235	(1,897)	(325)	6,705
Net finance income (expense)	-	-	-	(6,869)	-	(6,869)
Results of equity-accounted investments	30	(251)	36	(3)	-	(188)
Net income / (loss) before income taxes	7,919	552	271	(8,769)	(325)	(352)
Income taxes	(2,682)	(273)	(80)	2,951	111	27
Net income (loss) for the period	5,237	279	191	(5,818)	(214)	(325)
Attributable to:
Shareholders of Petrobras	5,237	279	179	(5,825)	(214)	(344)
Non-controlling interests	−	−	12	7	−	19

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Apr-Jun/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	14,722	21,057	2,767	87	(15,654)	22,979
Intersegments	14,490	366	796	2	(15,654)	−
Third parties	232	20,691	1,971	85	-	22,979
Cost of sales	(6,112)	(19,328)	(1,626)	(87)	15,811	(11,342)
Gross profit (loss)	8,610	1,729	1,141	−	157	11,637
Income (expenses)	(554)	(1,151)	(765)	(686)	(3)	(3,159)
Selling expenses	(5)	(511)	(683)	2	(3)	(1,200)
General and administrative expenses	(18)	(84)	(17)	(269)	-	(388)
Exploration costs	(191)	-	-	-	-	(191)
Research and development expenses	(127)	(12)	-	(33)	-	(172)
Other taxes	(336)	105	(10)	(88)	-	(329)
Impairment (losses) reversals, net	(31)	(400)	-	30	-	(401)
Other income and expenses, net	154	(249)	(55)	(328)	-	(478)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	8,056	578	376	(686)	154	8,478
Net finance income (expense)	-	-	-	(21)	-	(21)
Results of equity-accounted investments	18	(69)	17	12	-	(22)
Net income / (loss) before income taxes	8,074	509	393	(695)	154	8,435
Income taxes	(2,740)	(197)	(127)	540	(52)	(2,576)
Net income (loss) for the period	5,334	312	266	(155)	102	5,859
Attributable to:
Shareholders of Petrobras	5,335	312	247	(168)	102	5,828
Non-controlling interests	(1)	-	19	13	-	31

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Jun/2024	4,856	1,285	294	65	6,500
Jan-Jun/2023	4,704	1,159	254	56	6,173

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Apr-Jun/2024	2,326	637	141	34	3,138
Apr-Jun/2023	2,489	601	130	29	3,249

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2024

Current assets	2,534	10,634	399	20,312	(5,221)	28,658
Non-current assets	119,593	20,858	6,127	15,213	−	161,791
Long-term receivables	7,140	2,165	91	12,770	−	22,166
Investments	329	432	168	57	−	986
Property, plant and equipment	109,979	18,136	5,798	2,038	−	135,951
Operating assets	92,904	15,456	3,430	1,539	−	113,329
Under construction	17,075	2,680	2,368	499	−	22,622
Intangible assets	2,145	125	70	348	−	2,688
Total Assets	122,127	31,492	6,526	35,525	(5,221)	190,449

Consolidated assets by operating segment - 12.31.2023

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042
Total Assets	138,868	34,802	6,776	41,899	(5,278)	217,067

9.	Trade and other receivables
9.1.	Trade and other receivables
	06.30.2024	12.31.2023
Receivables from contracts with customers
Third parties	4,327	6,038
Related parties
Investees (note 28.1)	193	140
Subtotal	4,520	6,178
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	1,464	2,162
Lease receivables	331	352
Other receivables	790	627
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	−	278
Subtotal	2,585	3,419
Total trade and other receivables, before ECL	7,105	9,597
Expected credit losses (ECL) - Third parties	(1,523)	(1,613)
Expected credit losses (ECL) - Related parties	(2)	(2)
Total trade and other receivables	5,580	7,982
Current	4,405	6,135
Non-current	1,175	1,847

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 535 as of June 30, 2024 (US$ 503 as of December 31, 2023).

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling US$ 348 (US$ 611 as of December 31, 2023), from the sale of the Roncador field, totaling US$ 361 (US$ 360 as of December 31, 2023), and the Potiguar group of fields, totaling US$ 208 (US$ 265 as of December 31, 2023).

On June 26, 2024, the amount of US$ 250, net of withholding income tax, related to the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and became part of the guarantee in a tax lawsuit.

9.2.	Aging of trade and other receivables – third parties
	06.30.2024		12.31.2023
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,972	(34)	6,948	(34)
Overdue:
1-90 days (1)	198	(32)	472	(43)
91-180 days	97	(19)	19	(10)
181-365 days	29	(25)	63	(57)
More than 365 days	1,616	(1,413)	1,677	(1,469)
Total	6,912	(1,523)	9,179	(1,613)
(1) On January 10, 2024, Petrobras received US$ 298 from Carmo Energy as the last installment relating to the sale of the Carmópolis cluster, which was due on December 20, 2023.

9.3.	Changes in provision for expected credit losses – third parties and related parties
	2024 Jan-Jun	2023 Jan-Jun
Opening balance	1,615	1,536
Additions	90	94
Write-offs	(9)	(33)
Reversals	(44)	(48)
Translation adjustment	(127)	75
Closing balance	1,525	1,624
Current	293	283
Non-current	1,232	1,341

10.	Inventories
	06.30.2024	12.31.2023
Crude oil	3,033	3,375
Oil products	2,250	2,196
Intermediate products	483	635
Natural gas and Liquefied Natural Gas (LNG)	109	78
Biofuels	13	13
Fertilizers	1	1
Total products	5,889	6,298
Materials, supplies and others	1,450	1,383
Total	7,339	7,681

In the six-month period ended June 30, 2024, the Company recognized a US$ 44 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 6 loss within cost of sales in the six-month period ended June 30, 2023), primarily due to changes in international prices of crude oil and oil products.

At June 30, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 832.

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Trade payables
	06.30.2024	12.31.2023
Third parties in Brazil	3,235	3,624
Third parties abroad	1,538	1,176
Related parties (note 28.1)	39	13
Total	4,812	4,813

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of June 30, 2024, the balance advanced by suppliers, within the scope of the program, is US$ 139 (US$ 110 as of December 31, 2023) and has a payment term from 6 to 92 days and a weighted average term of 53 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Taxes in Brazil
Income taxes	933	199	41	989	−	−
Income taxes - Tax settlement programs	−	−	53	58	242	299
	933	199	94	1,047	242	299
Taxes abroad	155	19	279	253	−	−
Total	1,088	218	373	1,300	242	299

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Net income (loss) before income taxes	6,600	19,401	(352)	8,435
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,243)	(6,597)	120	(2,868)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	508	611	508	611
Different jurisdictional tax rates for companies abroad	527	101	240	(145)
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(142)	(196)	(92)	(95)
Tax incentives	9	77	(22)	34
Tax loss carryforwards (unrecognized tax losses) (2)	83	(17)	27	(12)
Non-taxable income (non-deductible expenses), net	28	4	3	(2)
Enrollment to the tax settlement program (3)	(155)	-	(155)	-
Post-employment benefits	(652)	(178)	(531)	(101)
Results of equity-accounted investments in Brazil and abroad	(132)	11	(97)	-
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	48	5	27	-
Others	1	7	(1)	2
Income taxes	(2,120)	(6,172)	27	(2,576)
Deferred income taxes	1,405	(1,485)	1,070	(813)
Current income taxes	(3,525)	(4,687)	(1,043)	(1,763)
Effective tax rate of income taxes	32.1%	31.8%	7.7%	30.5%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Petrobras recognized a tax loss and a negative basis of the CSLL of a subsidiary in the amount of US$ 53, within the scope of the incentivized self-regulation program for taxes administered by the Federal Revenue of Brazil (Law No. 14.740/23 and RFB Normative Instruction No. 2.168/23), to settle a debt amounting to US$ 112, with a US$ 59 down payment.
(3) For the more information, see note 12.3.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Jun/2024	Jan-Jun/2023
Opening balance	(9,945)	(5,918)
Recognized in the statement of income for the period	1,405	(1,485)
Recognized in shareholders’ equity	2,499	(2,380)
Translation adjustment	1,066	(671)
Use of tax loss carryforwards	(1)	-
Others	(3)	25
Closing balance	(4,979)	(10,429)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	06.30.2024	12.31.2023
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(5,136)	(6,296)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,561	4,203
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(8,210)	(9,369)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(17,131)	(18,784)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	729	(2,479)
Leasings	Appropriation of the considerations	9,336	9,240
Provision for decommissioning costs	Payments and use of provisions	6,944	8,010
Provision for legal proceedings	Payments and use of provisions	913	954
Tax loss carryforwards	Taxable income compensation	1,085	1,140
Inventories	Sales, write-downs and losses	528	411
Employee Benefits	Payments and use of provisions	1,634	2,036
Others		768	989
Total		(4,979)	(9,945)
Deferred tax assets		1,097	965
Deferred tax liabilities		(6,076)	(10,910)

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Uncertain treatments on Corporate Income Tax (CIT)

In 2023 and 2024, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of US$ 607, updated through June 30, 2024 by applicable interest rates.

Tax treatments of certain subsidiaries from 2020 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of US$ 181. Thus, the total amount of these uncertain tax treatments is US$ 788, updated through June 30, 2024 by applicable interest rates.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income in 2023, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Taxes in Brazil
Current / Non-current ICMS (VAT)	566	592	525	607	1,012	1,032	−	−
Current / Non-current PIS and COFINS	1,090	304	2,459	2,876	536	265	130	141
Claim to recover PIS and COFINS	−	−	647	733	−	−	−	−
Production taxes	−	−	−	−	1,688	2,094	118	145
Withholding income taxes	−	−	−	−	110	272	−	−
Enrollment to the tax settlement program (2)	−	−	−	−	1,499	−	−	−
Others	49	58	328	290	365	443	81	90
Total in Brazil	1,705	954	3,959	4,506	5,210	4,106	329	376
Taxes abroad	7	6	11	10	10	60	−	−
Total	1,712	960	3,970	4,516	5,220	4,166	329	376
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) For more information, see note 12.3.

12.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice published in the same month by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provided for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount on June 28, 2024, date of the enrollment, was US$ 8,087. The balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, was disclosed in the financial statements as of December 31, 2023, note 19.3.

The enrollment to this program brings economic benefits, as continuing the discussions would require further financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

The Transaction Notice provided for a 65% discount on the agreed amount in Brazilian reais, after the conversion of related judicial deposits into definitive payment. Therefore, on the enrollment date, the Company recognized a US$ 3,571 liability in the statement of financial position, within other taxes payable, relating to CIDE, PIS, and COFINS. The settlement of this tax liability is defined as follows:

•	use, in June 2024, of nominal amounts of judicial deposits related to the debts to be settled through this program, in the amount of US$ 1,197;
•	use, in June 2024, of tax loss carryforwards of subsidiaries, in the amount of US$ 233;

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	down payment of US$ 642 upon enrollment in June 2024 and the remaining balance to be paid in 6 monthly installments until December 2024, updated by the Selic interest rate.

The calculation of the liability related to this transaction is presented as follows:

06.30.2024
Enrollment to the program	3,571
Use of judicial deposits	(1,197)
Use of tax credits	(233)
Down payment	(642)
Balance at June 30, 2024	1,499

As part of this tax transaction is related to projects in which the Company operates in partnership in E&P consortia, Petrobras started negotiations with its partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of US$ 465, of which:

•	US$ 202 receivable was recognized in June 2024 relating to reimbursements approved by partners until June 30, 2024; and
•	US$ 263 are considered contingent assets on June 30, 2024, of which: (i) US$ 230 receivable recognized in July and August 2024 relating to reimbursements approved from July 1, 2024 to the date of the release of this report; and (ii) US$ 33 currently under negotiation with partners.

Effects or the tax transaction in the statement of income

Jan-Jun/2024
Principal and fines	1,640
Indexation to the SELIC interest rate	2,043
Total debt enrolled in the tax settlement program	3,683
PIS and COFINS tax credits after enrolling the program (1)	(538)
Use of tax loss carryforwards	(240)
Indexation to the Selic interest rate of Judicial deposits and taxes over tax credits	242
Income taxes (2)	(916)
Effect in the statement of income before reimbursement of partners in joint ventures	2,231
Reimbursements approved by partners in joint ventures until June 30, 2024	(208)
Income taxes (2)	62
Total effect in the statement of income	2,085
Other taxes	790
Net finance income (expense)	2,149
Income taxes	(854)
Total effect in the statement of income	2,085
(1) It arises from the debts included in the tax transaction, after discount applied, as provided for in the transaction notice, recognized as an asset in the statement of financial position, within other recoverable taxes.
(2) Tax effects resulting from the tax transaction.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2024	12.31.2023
Liabilities
Short-term employee benefits	1,418	1,986
Termination benefits	102	143
Post-employment benefits	14,620	16,382
Total	16,140	18,511
Current	2,299	2,932
Non-current	13,841	15,579

13.1.	Short-term employee benefits
	06.30.2024	12.31.2023
Variable compensation programs	193	464
Accrued vacation and 13th salary	683	574
Salaries and related charges and other provisions	248	343
Profit sharing	294	605
Total	1,418	1,986
Current	1,379	1,944
Non-current (1)	39	42
(1) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Salaries, accrued vacations and related charges	(1,867)	(1,604)	(943)	(857)
Variable compensation programs (1)	(179)	(271)	(100)	(131)
Profit sharing (1)	(311)	(67)	(135)	(32)
Management fees and charges	(7)	(5)	(4)	(3)
Total	(2,364)	(1,947)	(1,182)	(1,023)
(1) It includes adjustments to provisions related to previous years.

13.1.1.	Variable compensation programs

Performance award programs (Programa de Prêmio por Desempenho - PRD and Programa de Prêmio por Performance - PPP)

In the six-month period ended June 30, 2024, the Company:

•	paid US$ 413 relating these programs, since the metrics relating to the Company’s and individual performance were achieved in 2023; and
•	provisioned US$ 180 relating to these programs for the six-month period ended June 30, 2024 (US$ 270 for the same period of 2023), recorded in other income and expenses, including variable compensation programs from consolidated companies.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the six-month period ended June 30, 2024, the Company:

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	paid US$ 571, considering the current agreement for this program, which provides individual limits according to employee remuneration; and
•	provisioned US$ 311 relating to this program for the six-month period ended June 30, 2024 (US$ 67 for the same period of 2023), recorded in other income and expenses.
13.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

Voluntary severance programs

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages. These programs are currently closed for enrollment.

Recognition of the liability and the expense for termination benefits occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of June 30, 2024, from the balance of US$ 102, US$ 7 refers to the second installment of 146 retired employees and US$ 95 refers to 944 employees enrolled in voluntary severance programs with expected termination by 2027.

13.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	06.30.2024	12.31.2023
Liabilities
Health Care Plan - Saúde Petrobras	8,758	9,662
Petros Pension Plan - Renegotiated (PPSP-R)	3,665	4,221
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,170	1,338
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	459	519
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	410	461
Petros 2 Pension Plan (PP-2)	158	181
Total	14,620	16,382
Current	885	907
Non-current	13,735	15,475

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan and the Collective Bargaining Agreement (ACT), and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, being 60% by the Company and 40% by the participants until March 31, 2024.

As provided in clause 37 paragraph 2 of the ACT, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) were revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions would discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 26, 2024, the aforementioned resolutions were revoked and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

Intermediate remeasurement

The intermediate remeasurement of this post-employment plan made in the June 2024 resulted in a US$ 23 increase in actuarial liabilities, as follows: (i) a US$ 1,291 expense within other income and expenses, due to the change in the benefit costing; (ii) a US$ 1,265 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to actuarial liabilities, from 5.45% as of December 31, 2023 to 6.48% as of June 30, 2024, and to the reduction in the estimated change in medical and hospital medical costs, from 13.11% as of December 31, 2023 to 12.70% as of June 30, 2024; and (iii) a US$3 gain within translation adjustments.

The other actuarial assumptions used to carry out the intermediate remeasurement had no change.

13.3.1.	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the discount rate and in the estimated future medical costs is set out below:

	Discount Rate		Expected changes in medical and hospital costs
	Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(896)	1,092	1,215	(1,003)
Current Service cost and interest cost	(25)	30	87	(71)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

On March 28, 2024, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2023, sponsored by the Company.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2023 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	353	101
Ordinary and extraordinary future contributions - sponsor	4,735	1,392
Contributions related to the TFC - sponsor	791	477
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,139)	(171)
Net actuarial liability recorded by the Company	4,740	1,799
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

• Sponsor Contributions – in the calculation of the obligation, Petros considers the future cash flow of ordinary and extraordinary sponsor and participants contributions, discounted to present value, according to the CNPC criteria, while the Company only considers them as they are made.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

• Financial Assumptions - the main difference is the definition of the real interest rate established by Petros, which is according to the expected profitability of the current investment portfolios and the parameters published by the CNPC, considering a moving average of recent years in setting safety limits. On the other hand, the Company determines the real interest rates through an equivalent rate that combines the maturity profile of pension and health care obligations with the future yield curve of long-term Brazilian Federal Government securities (“Tesouro IPCA”, formerly known as NTN).

• Changes in the fair value of plan assets – Petros measures government securities based on its curve, with a portfolio immunization strategy, while in the Company measures at market value.

13.3.2.	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	210	80	7	1,838	2,135
Past service cost	−	−	−	1,291	1,291
Current service cost	4	1	−	115	120
Net interest	206	79	7	432	724
Recognized in Equity - other comprehensive income	−	−	−	(1,265)	(1,265)
Remeasurement effects (2)	−	−	−	(1,265)	(1,265)
Cash effects	(215)	(66)	(6)	(195)	(482)
Contributions paid	(201)	(59)	(6)	(195)	(461)
Payments related to Term of financial commitment (TFC)	(14)	(7)	−	−	(21)
Other changes	(611)	(233)	(24)	(1,282)	(2,150)
Translation Adjustment	(611)	(233)	(24)	(1,282)	(2,150)
Balance at June 30, 2024	4,124	1,580	158	8,758	14,620
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement on the health care plan, which changed the benefit costing.

					2023
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2022	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	242	82	15	420	759
Current service cost	5	1	5	71	82
Net interest	237	81	10	349	677
Recognized in Equity - other comprehensive income	109	−	−	−	109
Remeasurement effects (2)	109	−	−	−	109
Cash effects	(198)	(60)	(3)	(190)	(451)
Contributions paid	(184)	(54)	(3)	(190)	(431)
Payments related to Term of financial commitment (TFC)	(14)	(6)	−	−	(20)
Other changes	334	116	14	493	957
Others	−	−	−	1	1
Translation Adjustment	334	116	14	492	956
Balance at June 30, 2023	4,377	1,518	189	6,536	12,620
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.

The net expense with pension and health care plans is presented below:

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses) (2)	(19)	(5)	(1)	(508)	(533)
Related to retirees (other income and expenses) (3)	(191)	(75)	(6)	(1,330)	(1,602)
Net costs for Jan-Jun/2024	(210)	(80)	(7)	(1,838)	(2,135)
Related to active employees (cost of sales and expenses)	(24)	(4)	(7)	(147)	(182)
Related to retirees (other income and expenses)	(218)	(78)	(8)	(273)	(577)
Net costs for Jan-Jun/2023	(242)	(82)	(15)	(420)	(759)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by US$ 291.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by US$ 1,000.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses) (2)	(11)	(3)	−	(395)	(409)
Related to retirees (other income and expenses) (3)	(92)	(36)	(3)	(1,162)	(1,293)
Net costs for Apr-Jun/2024	(103)	(39)	(3)	(1,557)	(1,702)
Related to active employees (cost of sales and expenses)	(12)	(2)	(4)	(75)	(93)
Related to retirees (other income and expenses)	(112)	(40)	(4)	(140)	(296)
Net costs for Apr-Jun/2023	(124)	(42)	(8)	(215)	(389)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by US$ 291.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the benefit costing by US$ 1,000.

13.3.3.	Contributions

In the six-month period ended June 30, 2024, the Company contributed with US$ 482 (US$ 451 in the same period of 2023), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.2), and with US$ 115 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 102 for PP-2 and US$ 1 for PP-3 in the same period of 2023), which were recognized in the statement of income.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; (iii) claims for alleged non-payment of CIDE on imports of propane and butane; and (iv) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) collective and individual claims that discuss topics related to pension plans managed by Petros.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Provisions for legal proceedings are set out as follows:

Non-current liabilities	06.30.2024	12.31.2023
Labor claims	731	806
Tax claims	460	544
Civil claims	1,628	1,614
Environmental claims	306	341
Total	3,125	3,305

	Jan-Jun/2024	Jan-Jun/2023
Opening Balance	3,305	3,010
Additions, net of reversals	257	335
Use of provision	(263)	(262)
Revaluation of existing proceedings and interest charges	270	188
Others	8	(5)
Translation adjustment	(452)	263
Closing Balance	3,125	3,529

In preparing its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	06.30.2024	12.31.2023
Tax	8,665	10,607
Labor	859	979
Civil	2,750	2,977
Environmental	137	115
Others	68	68
Total	12,479	14,746

	Jan-Jun/2024	Jan-Jun/2023
Opening Balance	14,746	11,053
Additions	670	783
Use (1)	(1,338)	(48)
Accruals and charges	298	571
Others	9	(6)
Translation adjustment	(1,906)	982
Closing Balance	12,479	13,335
(1) It includes, in the six-month period ended June 30, 2024, US$ 1,276 referring to the nominal values of deposits used when enrolling to the tax settlement program on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 12.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 36 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of June 30, 2024, the balance of production capacity held in guarantee in the NJP is US$ 2,507 (US$ 7,997 as of December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in June 2024.

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of June 30, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	06.30.2024	12.31.2023
Tax	24,861	37,189
Labor	8,156	10,150
Civil	10,662	11,455
Environmental	1,388	1,427
Total	45,067	60,221

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iv) withholding income tax (IRRF) on remittances for payments of vessel charters; (v) collection of IRPJ and CSLL on transfer price; (vi) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (vii) collection of ICMS involving several states; and (viii) incidence of social security contributions on the payment of bonuses.
•	Labor matters, comprising: (i) mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including unitization; (iii) regulation agencies fines, mainly ANP; (iv) collective and individual claims that discuss topics related to pension plans managed by Petros; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.
14.3.1.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created through collective bargaining with union entities and was approved at employee meetings, being finally put into practice by Petrobras in 2007, but started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF), suspending the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

In July 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision was published in March 2024, becoming final and unappealable. The Company monitors the application of the Supreme Federal Court decision in the lower courts.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies, and monitors the evolution of the subject in the TST for possible future changes in the amounts and expectations of this litigation.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of June 30, 2024, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 114, while the contingent liabilities amount to US$ 6,552.

14.4.	Class action and related proceedings
14.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action. The collective action moved to the discussion phase of merit issues.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties should express their views until August 27, 2024 for the issuance of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

The Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras reiterates its condition as a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court.

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. However, the Association filed a new appeal. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in the six-month period ended June 30, 2024.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, will resume its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4.	Arbitrations proposed by non-controlling shareholders in Brazil

In the six-month period ended June 30, 2024, there were no events that changed the assessment and information of arbitrations proposed by non-controlling shareholders in Brazil. For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2023.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2024	12.31.2023
Onshore	402	447
Shallow waters	5,141	6,253
Deep and ultra-deep post-salt	9,283	10,873
Pre-salt	4,988	5,630
Total	19,814	23,203
Current	1,659	2,032
Non-current	18,155	21,171

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2024 Jan-Jun	2023 Jan-Jun
Opening balance	23,202	18,600
Adjustment to provision	74	19
Transfers related to liabilities held for sale (1)	(332)	−
Use of provisions	(694)	(458)
Interest accrued	516	414
Others	15	(8)
Translation adjustment	(2,967)	1,536
Closing balance	19,814	20,103
(1) It refers to the transfer of US$ 332 related to the Cherne cluster, in Rio de Janeiro state.

16.	Other assets and liabilities
Assets	06.30.2024	12.31.2023
Escrow account and/ or collateral	903	1,009
Advances to suppliers	1,677	1,814
Prepaid expenses	459	453
Derivatives transactions	76	92
Assets related to E&P partnerships	244	255
Others	260	262
	3,619	3,885
Current	1,518	1,570
Non-Current	2,101	2,315

Liabilities	06.30.2024	12.31.2023
Obligations arising from divestments	1,017	1,200
Contractual retentions	729	716
Advances from customers	414	692
Provisions for environmental expenses, research and development and fines	601	708
Other taxes	330	376
Unclaimed dividends	325	337
Derivatives transactions	149	62
Obligations arising from acquisition of equity interests	141	156
Various creditors	93	138
Others	490	520
	4,289	4,905
Current	2,519	3,015
Non-Current	1,770	1,890

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	−	188	6,096	32	3,059	9,375
Decommissioning costs - Additions to / review of estimates	−	−	−	66	−	66
Capitalized borrowing costs	−	−	755	−	−	755
Write-offs	(3)	(14)	(128)	(5)	(25)	(175)
Transfers (5)	(40)	1,668	(2,459)	1,054	(17)	206
Transfers to assets held for sale	−	(21)	(5)	(109)	−	(135)
Depreciation, amortization and depletion	(38)	(2,554)	−	(1,979)	(3,068)	(7,639)
Impairment reversal (note 19)	3	32	2	−	13	50
Translation adjustment	(339)	(7,463)	(3,155)	(5,099)	(3,920)	(19,976)
Balance at June 30, 2024	2,270	50,245	22,622	34,392	26,422	135,951
Cost	3,927	103,923	31,292	66,123	40,499	245,764
Accumulated depreciation and impairment (4)	(1,657)	(53,678)	(8,670)	(31,731)	(14,077)	(109,813)

Balance at December 31, 2022	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	229	4,653	2	7,304	12,188
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	583	−	−	583
Signature Bonuses Transfers (6)	−	−	−	6	−	6
Write-offs	−	(181)	(17)	(35)	(151)	(384)
Transfers (5)	44	1,232	(1,344)	848	1	781
Transfers to assets held for sale	(16)	(52)	(7)	(25)	−	(100)
Depreciation, amortization and depletion	(42)	(2,372)	−	(2,207)	(2,524)	(7,145)
Impairment recognition (note 19)	−	(180)	(266)	(1)	−	(447)
Impairment reversal (note 19)	1	14	−	−	28	43
Translation adjustment	210	4,474	1,453	3,068	1,727	10,932
Balance at June 30, 2023	2,735	58,311	19,893	40,096	25,597	146,632
Cost	4,696	115,136	29,432	73,661	38,756	261,681
Accumulated depreciation and impairment (4)	(1,961)	(56,825)	(9,539)	(33,565)	(13,159)	(115,049)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.
(6) Transfer from Intangible Assets. In 2023, it refers to the declaration of commerciality of the Manjuba field.

Additions to assets under construction are mainly due to investments in the production development of the Búzios field and other fields in the Espírito Santo, Santos, and Campos basins. As for additions to right-of-use assets, they are related to the chartering of drilling rigs for E&P operations, vessels and to the chartering of the Regasification Vessel Sequoia, operating at the LNG Terminal in Bahia.

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (between 3 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at June 30, 2024	16,422	8,042	1,958	26,422
Cost	21,226	16,556	2,717	40,499
Accumulated depreciation and impairment	(4,804)	(8,514)	(759)	(14,077)
Balance at December 31, 2023	19,056	9,204	2,120	30,380
Cost	23,859	18,000	2,970	44,829
Accumulated depreciation and impairment	(4,803)	(8,796)	(850)	(14,449)

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Jun/2024	Jan-Jun/2023
Opening balance	462	407
Additions on PP&E	118	5
Payments made	(1)	−
Other income and expenses	25	23
Translation adjustments	(70)	35
Closing balance (1)	534	470
(1) Notably Berbigão, Sururu and Agulhinha.

Closed agreements

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava AIP, was signed. The amount paid by Petrobras to Pré-sal Petróleo S.A. (PPSA) on June 24, 2024 was US$ 1.

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2024, the capitalization rate was 7.14% p.a. (6.89% p.a. for the six-month period ended June 30, 2023).

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	1	101	−	102
Capitalized borrowing costs	−	4	−	4
Transfers	−	4	−	4
Amortization	(2)	(65)	−	(67)
Translation adjustment	(312)	(82)	(3)	(397)
Balance at June 30, 2024	2,112	554	22	2,688
Cost	2,169	1,736	22	3,927
Accumulated amortization and impairment	(57)	(1,182)	−	(1,239)
Estimated useful life in years	(2)	5	Indefinite

Balance at December 31, 2022	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	148	84	−	232
Capitalized borrowing costs	−	6	−	6
Write-offs	(35)	−	−	(35)
Transfers	−	1	−	1
Signature Bonuses Transfers (3)	(6)	−	−	(6)
Amortization	(2)	(46)	−	(48)
Translation adjustment	210	39	2	251
Balance at June 30, 2023	2,838	523	26	3,387
Cost	2,900	1,779	26	4,705
Accumulated amortization and impairment	(62)	(1,256)	−	(1,318)
Estimated useful life in years	(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(3) Transfer to PP&E Assets. In 2023, it refers to the declaration of commerciality of the Manjuba field.

19.	Impairment
Statement of income	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Impairment (losses) reversals	46	(404)	37	(401)
Impairment of equity-accounted investments	18	1	1	−
Net effect within the statement of income	64	(403)	38	(401)
Losses	(6)	(453)	(1)	(428)
Reversals	70	50	39	27

Statement of financial position	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Property, plant and equipment	50	(404)	37	(401)
Assets classified as held for sale	8	−	−	−
Investments	6	1	1	−
Net effect within the statement of financial position	64	(403)	38	(401)

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company tests annually its assets for impairment or when there is an indication that their carrying amount may not be recoverable. In the six-month period ended June 30, 2024, net impairment reversals were recognized in the amount of US$ 64, mainly due to:

•	a US$ 37 impairment reversal of property, plant and equipment after management approval of the return of the operational activities of the fertilizer plant Araucária Nitrogenados S.A. (ANSA). The projected cash flow to determine the value in use of ANSA considered the resumption of operations for the second half of 2025 and a post-tax discount rate in constant currency of 7.70% p.a.;
•	a US$ 13 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba,
•	a US$ 12 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18.8% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

In the six-month period ended June 30, 2023, the Company recognized net impairment losses amounting to US$ 403, mainly arising from the assessment of the second refining unit of RNEST, which resulted in the recognition of a US$ 383 loss, mainly due to: (i) review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; (ii) increase in the discount rate to 7.4% p.a.; and (iii) appreciation of the real against the dollar on estimated future cash flows.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Jun/2024	Jan-Jun/2023
Property plant and equipment
Opening Balance	1,512	1,876
Additions	184	158
Write-offs	(25)	(1)
Transfers	-	(44)
Translation adjustment	(198)	155
Closing Balance	1,473	2,144
Intangible assets
Opening Balance	2,313	2,406
Additions	−	147
Write-offs	−	(36)
Transfers	−	(31)
Translation adjustment	(299)	227
Closing Balance	2,014	2,713
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,487	4,857
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(193)	(317)	(111)	(192)
Exploration expenditures written off (includes dry wells and signature bonuses)	(105)	(38)	(55)	(6)
Contractual penalties on local content requirements	(4)	7	(2)	7
Other exploration expenses	(7)	-	(5)	-
Total expenses	(309)	(348)	(173)	(191)
Cash used in:
Operating activities	200	317	116	192
Investment activities	271	306	144	241
Total cash used	471	623	260	433

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,542 (US$ 1,770 as of December 31, 2023), which is still in force as of June 30, 2024, net of commitments undertaken. As of June 30, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,529 (US$ 1,756 as of December 31, 2023) and bank guarantees of US$ 13 (US$ 14 as of December 31, 2023).

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2023	481	877	1,358
Investments	4	2	6
Transfer to assets held for sale	−	(11)	(11)
Restructuring, capital decrease and others	−	(2)	(2)
Results of equity-accounted investments	82	(363)	(281)
Translation adjustment	(1)	153	152
Other comprehensive income	−	(159)	(159)
Dividends	(76)	(1)	(77)
Balance at June 30, 2024	490	496	986
(1) It includes other investments.

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2022	546	1,020	1,566
Investments	10	7	17
Restructuring, capital decrease and others	−	1	1
Results of equity-accounted investments	54	(41)	13
Translation adjustment	3	(104)	(101)
Other comprehensive income	−	206	206
Dividends	(57)	(1)	(58)
Balance at June 30, 2023	556	1,088	1,644
(1) It includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

				06.30.2024	12.31.2023
	E&P	G&LCE	Corporate and other businesses	Total	Total
Assets classified as held for sale
Investments	−	10	−	10	−
Property, plant and equipment	412	−	−	412	335
Total	412	10	−	422	335
Liabilities on assets classified as held for sale
Finance debt	−	-	78	78	99
Provision for decommissioning costs	707	-	−	707	442
Total	707	−	78	785	541

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.1.	Sales pending closing at June 30, 2024

Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10, of which US$ 1 was received at the transaction signing and the remainder will be received on the closing date.

23.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2024	Assets recognized in previous periods	Balance of contingent assets as of June 30, 2024

Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	21	246	383
Baúna field	November 2020	285	48	196	41
Miranga cluster	December 2021	85	15	70	−
Cricare cluster	December 2021	118	−	76	42
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	16	16	58
Albacora Leste field	January 2023	250	167	58	25
Norte Capixaba cluster	April 2023	66	−	22	44
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	April 2022	5,244	101	948	4,195
Total		6,953	368	1,720	4,865

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	06.30.2024	12.31.2023
Banking market	2,456	2,262
Capital market	2,792	3,130
Development banks (1)	585	698
Others	2	1
Total	5,835	6,091
Abroad
Banking market	4,871	6,303
Capital market	13,762	14,384
Export credit agency	1,702	1,870
Others	151	153
Total	20,486	22,710
Total finance debt	26,321	28,801
Current	4,617	4,322
Non-current	21,704	24,479
(1) It includes BNDES, FINAME and FINEP.

Current finance debt is composed of:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2024	12.31.2023
Short-term debt	12	4
Current portion of long-term debt	4,124	3,776
Accrued interest on short and long-term debt	481	542
Total	4,617	4,322

The capital market balance is mainly composed of US$ 13,164 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,823 in debentures and US$ 857 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2025 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 86%, 2% and 12%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2024 and 2037, do not require collateral and are not convertible into shares or equity interests.

On June 30, 2024, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2023. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	557	10	567
Repayment of principal (1)	(158)	(2,177)	(2,335)
Repayment of interest (1)	(203)	(795)	(998)
Accrued interest (2)	240	774	1,014
Foreign exchange/ inflation indexation charges	110	300	410
Translation adjustment	(800)	(338)	(1,138)
Balance at June 30, 2024	5,836	20,485	26,321

	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	12	50	62
Repayment of principal (1)	(208)	(1,237)	(1,445)
Repayment of interest (1)	(144)	(846)	(990)
Accrued interest (2)	212	877	1,089
Foreign exchange/ inflation indexation charges	82	(173)	(91)
Translation adjustment	398	268	666
Modification of contractual cash flows	(17)	-	(17)
Balance at June 30, 2023	5,242	23,986	29,228
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Jun/2024			Jan-Jun/2023
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	567	(2,335)	(998)	62	(1,445)	(990)
Deposits linked to finance debt (1)		17	3		(37)	(14)
Net cash used in financing activities	567	(2,318)	(995)	62	(1,482)	(1,004)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the six-month period ended, the Company repaid several finance debts, in the amount of US$ 3,313, notably the pre-payment of US$ 250 of loan in the international banking market.

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.4.	Summarized information on current and non-current finance debt
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair Value

Financing in U.S.Dollars (US$):	1,661	2,512	1,460	2,148	1,536	9,046	18,363	18,036
Floating rate debt (2)	1,416	1,916	1,119	1,468	523	428	6,870
Fixed rate debt	245	596	341	680	1,013	8,618	11,493
Average interest rate p.a.	6.7%	6.2%	6.5%	5.9%	5.4%	6.6%	6.5%
Financing in Brazilian Reais (R$):	447	270	440	128	130	4,121	5,536	5,225
Floating rate debt (3)	77	129	125	34	34	2,773	3,172
Fixed rate debt	370	141	315	94	96	1,348	2,364
Average interest rate p.a.	6.5%	8.0%	8.3%	8.7%	8.8%	7.5%	7.8%
Financing in Euro (€):	−	306	−	−	132	458	896	890
Fixed rate debt	−	306	−	−	132	458	896
Average interest rate p.a.	0.0%	4.6%	0.0%	0.0%	4.6%	4.7%	4.6%
Financing in Pound Sterling (£):	35	16	585	−	−	890	1,526	1,491
Fixed rate debt	35	16	585	−	−	890	1,526
Average interest rate p.a.	6.2%	6.2%	6.2%	0.0%	0.0%	6.5%	6.3%
Total as of June 30, 2024	2,143	3,104	2,485	2,276	1,798	14,515	26,321	25,642
Average interest rate	6.6%	6.5%	6.9%	6.5%	6.3%	6.6%	6.6%
Total as of December 31, 2023	4,322	3,066	2,551	2,547	1,816	14,499	28,801	29,329
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%
(1)The average maturity of outstanding debt as of June 30, 2024 is 11.76 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

•	The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:
•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 12,703 of June 30, 2024 (US$ 13,971 of December 31, 2023); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 12,939 as of June 30, 2024 (US$ 15,358 as of December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of June 30, 2024, 21% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 0.2% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2024	2025	2026	2027	2028	2029 and thereafter	06.30.2024	12.31.2023
Principal	1,702	3,100	2,536	2,324	1,920	15,064	26,646	29,181
Interest	901	1,601	1,470	1,224	1,021	15,236	21,453	22,541
Total (1)	2,603	4,701	4,006	3,548	2,941	30,300	48,099	51,722
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

24.5.	Lines of credit
						06.30.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	360	−	360
Petrobras (1)	Banco do Brasil	10/4/2018	10/4/2029	720	−	720
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	59	−	59
Total				1,139	−	1,139
(1) On April 08, 2024, Petrobras reduced part of the Revolving Credit Facility to US$ 4,110 compared to the US$ 5,000 contracted in 2021. Thus, US$ 5,000 will be available for withdrawal until November 16, 2026 and US$ 4,110 from November 16, 2026, to November 16, 2028. On June 18, 2024, Petrobras renewed the RCF with Banco do Brasil, extending its maturity to October 4, 2029, and increasing its amount from US$ 360 (R$ 2 billion) to US$ 720 (R$ 4 billion).

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	814	1,923	2,737
Payment of principal and interest (1)	(1,361)	(2,492)	(3,853)
Interest expenses	276	842	1,118
Foreign exchange losses	394	3,733	4,127
Translation adjustment	(881)	(3,738)	(4,619)
Balance at June 30, 2024	6,034	27,275	33,309
Current			7,437
Non-current			25,872
(1) The Statement of Cash Flows comprises US$ 30 relating to changes on liabilities held for sale.

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	738	6,067	6,805
Payment of principal and interest	(1,040)	(1,822)	(2,862)
Interest expenses	237	531	768
Foreign exchange losses	(234)	(1,620)	(1,854)
Translation adjustment	486	1,555	2,041
Balance at June 30, 2023	6,207	22,536	28,743
Current			6,209
Non-current			22,534

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2024	2025	2026	2027	2028	2029 onwards	Total
Balance at June 30, 2024	4,085	6,799	5,136	3,742	2,870	26,357	48,989
Balance at December 31, 2023	7,442	6,137	4,547	3,367	2,708	25,939	50,140

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2024	06.30.2023
Variable payments	528	588
Up to 1 year maturity	54	51

Variable payments x fixed payments	14%	21%

At June 30, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 66,999 (US$ 65,358 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.2.

26.	Equity
26.1.	Share capital (net of share issuance costs)

As of June 30, 2024 and December 31, 2023, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of June 30, 2024, the Company held 155,764,169 treasury shares, amounting to US$ 1,118 (US$ 737 as of December 31, 2023), of which 222,760 are common shares and 155,541,409 are preferred shares.

26.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	06.30.2024	12.31.2023
Legal	12,846	12,846
Statutory - R&D	3,397	3,397
Statutory – Capital remuneration	4,184	8,428
Tax incentives	1,998	1,998
Profit retention	43,038	43,038
Additional dividends proposed	−	2,934
Total	65,463	72,641

26.3.	Distributions to shareholders

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program is carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of US$ 1,116, including transaction costs (US$ 407 thousand), of which:

i.	104,064,000 preferred shares from August to December 2023 in the amount of US$ 735 (transaction costs of US$ 293 thousand); and
ii.	51,404,500 preferred shares January to June 2024 in the amount of US$ 381 (transaction costs of US$ 114 thousand).

The cancellation of the treasury shares will occur in the future by decision of the Company’s Board of Directors.

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Dividends relating to 2023

On April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, the appropriation of the results for 2023 with a change to the management's original proposal made on March 7, 2024, of dividends referring to the application of the Shareholder Remuneration Policy formula (US$ 14,754), adjusting it to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (US$ 4,244). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is US$ 18,998 (equivalent to US$ 1.4634 per outstanding preferred and common share), as per the table below:

	Amount per Share	Amount
Anticipated dividends approved throughout 2023, including indexation to the SELIC interest rate, and paid until March 2024	0.9076	11,820
Dividends approved on March 7, 2024 (1) (2)	0.2270	2,934
Total dividends referring to the application of the Shareholder Remuneration Policy formula	1.1346	14,754
Extraordinary dividends (2)	0.3288	4,244
Total dividends relating to 2023	1.4634	18,998
(1) The amount per share of dividends was updated in relation to that disclosed in the financial statements for 2023 due to the current share repurchase program.
(2) The dates of the shareholding position of the dividends referring to the application of the Policy formula and extraordinary dividends are April 25 and May 2, 2024, respectively.

Following the Annual General Shareholders Meeting, the amount of complementary dividends is US$ 7,178, equivalent to US$ 0.5558 per outstanding preferred and common share, considering the dividends referring to the application of the Policy formula (US$ 2,934) and extraordinary dividends (US$ 4,244). This amount will be paid in two equal installments in May and June 2024, updated by the Selic rate from December 31, 2023 until the date of actual payments.

Dividends and interest on capital relating to the first quarter of 2024

On May 13, 2024, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,615, or R$ 13,446 million (US$ 0.2026 per outstanding preferred and common shares, or R$ 1.0416), based on the net income for the three-month period ended March 31, 2024, considering the application of the Shareholder Remuneration Policy formula (US$ 2,847) and the deduction of the shares repurchased by the Company during the period (US$ 232), excluding transaction costs, as presented in the following table:

	Date of approval	Date of record	Amount per common and preferred share	Amount
Interim dividends (1)	05.13.2024	06.11.2024	0.08702	1,123
Interim interest on capital (1)	05.13.2024	06.11.2024	0.11558	1,492
Total anticipated dividends			0.20260	2,615
(1) The amount of dividends and interest on capital per share was updated due to the share repurchase program, which reduced the number of outstanding shares.

These dividends and interest on capital will be paid in two equal installments, in August and September 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

This anticipation of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 508. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2024	Jan-Jun/2023
Consolidated opening balance of dividends payable	3,539	4,171
Opening balance of dividends payable to non-controlling shareholders	38	2
Opening balance of dividends payable to shareholders of Petrobras	3,501	4,169
Additions relating to complementary dividends	7,178	6,864
Additions relating to anticipated dividends	2,615	4,970
Payments made	(10,578)	(10,397)
Monetary restatement	385	427
Transfers to unclaimed dividends	(40)	(45)
Withholding income taxes over interest on capital and monetary restatement	(166)	(200)
Translation adjustment	(601)	608
Closing balance of dividends payable to shareholders of Petrobras	2,294	6,396
Closing balance of dividends payable to non-controlling shareholders	1	−
Consolidated closing balance of dividends payable	2,295	6,396

Unclaimed dividends

As of June 30, 2024, the balance of dividends not claimed by shareholders of Petrobras is US$ 325 recorded as other current liabilities, as described in note 16 (US$ 241 as of December 31, 2023). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Jun/2024	Jan-Jun/2023
Changes in unclaimed dividends
Opening balance	337	241
Prescription	(10)	45
Transfers from dividends payable	40	(7)
Translation adjustment	(42)	21
Closing Balance	325	300

26.4.	Earnings per share
		Jan-Jun/2024			Jan-Jun/2023
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	2,559	1,879	4,438	7,513	5,656	13,169
Weighted average number of outstanding shares	7,442,231,382	5,466,560,112	12,908,791,494	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.34	0.34	0.34	1.01	1.01	1.01
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	0.68	0.68	0.68	2.02	2.02	2.02

		Apr-Jun/2024			Apr-Jun/2023
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	(198)	(146)	(344)	3,325	2,503	5,828
Weighted average number of outstanding shares	7,442,231,382	5,455,611,812	12,897,843,194	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings (losses) per share - in U.S. dollars	(0.03)	(0.03)	(0.03)	0.45	0.45	0.45
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	(0.06)	(0.06)	(0.06)	0.90	0.90	0.90
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which is ongoing at the Company.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. To manage market and financial risks, the Company prefers structuring measures through adequate capital and leverage management.

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The reasonably possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1.	Derivative financial instruments

Assets and liabilities

	06.30.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(79)	20
Closed derivatives transactions awaiting financial settlement	6	10
Recognized in Statements of Financial Position	(73)	30
Other assets (note 16)	76	92
Other liabilities (note 16)	(149)	(62)

The following table presents the details of the open derivative financial instruments held by the Company as of June 30, 2024, and represents its risk exposure:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Derivatives not designated for hedge accounting
Future contracts - total (1)	5,121	(1,053)	3	1
Long position/Crude oil and oil products	14,423	2,527	−	-	2024
Short position/Crude oil and oil products	(9,302)	(3,580)	−	-	2024
Swap (2)					−
Long position/ Soybean oil	4	−	-	−	2024
Short position/ Soybean oil	-	(1)	-	−	2024
Forward contracts (3)
Short position/Foreign currency forwards (BRL/USD)	(15)	(1)	−	-	2024
Swap (3)				−
Swap - CDI X IPCA	R$ 3,008	R$ 3,008	42	68	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 729	US$ 729	(124)	(49)	2024/2029
Total open derivative transactions			(79)	20
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons.
(3) Amounts in US$ and R$ are presented in million.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Profit or loss

Gains/ (losses) recognized in the statement of income
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Commodity derivatives
Other commodity derivative transactions - Note 27.2.1 (a)	24	69	19	(10)
Recognized in Other Income and Expenses	24	69	19	(10)
Currency derivatives
Swap CDI x Dollar - Note 27.2.2 (b)	(62)	78	(61)	62
Others	−	−	−	1
	(62)	78	(61)	63
Interest rate derivatives
Swap - CDI X IPCA	(41)	47	(21)	40
	(41)	47	(21)	40
Cash flow hedge on exports -Note 27.2.2 (a)	(1,297)	(2,232)	(600)	(1,078)
Recognized in Net finance income (expense)	(1,400)	(2,107)	(682)	(975)
Total open derivative transactions	(1,376)	(2,038)	(663)	(985)

Comprehensive income

Gains/ (losses) recognized in other comprehensive income
	Jan-Jun/2024	Jan-Jun/2023	Apr-Jun/2024	Apr-Jun/2023
Cash flow hedge on exports - Note 27.2.2 (a)	(7,352)	7,104	(6,027)	4,482

Collateral

Guarantees given as collateral
	06.30.2024	12.31.2023
Commodity derivatives	55	18

27.2.	Market risks
27.2.1.	Risk management of products prices

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

b)	Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on June 30, 2024. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(61)	(122)
Future and forward contracts	Soybean oil - price changes	-	(1)	(2)
Option	Soybean oil	-	-	-
Forward contracts	Foreign currency - depreciation BRL x USD	-	(3)	(4)
		−	(65)	(128)

27.2.2.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of June 30, 2024, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.5589 exchange rate are set out below:

		Present value of hedging instrument notional value at 06.30.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2024 to June 2034	62,660	348,322

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	7,159	36,488
Exports affecting the statement of income	(5,362)	(27,001)
Principal repayments / amortization	(4,275)	(21,881)
Foreign exchange variation	-	45,366
Amounts designated as of June 30, 2024	62,660	348,322
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2024	80,571	447,888

In the six-month period ended June 30, 2024, the Company recognized a US$ 90 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 228 gain in the same period of 2023).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 55.12%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2024 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2023	(18,210)	6,190	(12,020)
Recognized in Other comprehensive income	(8,649)	2,941	(5,708)
Reclassified to the statement of income - occurred exports	1,297	(442)	855
Balance at June 30, 2024	(25,562)	8,689	(16,873)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(26,527)	9,020	(17,507)
Recognized in Other comprehensive income	4,872	(1,657)	3,215
Reclassified to the statement of income - occurred exports	2,232	(760)	1,472
Balance at June 30, 2023	(19,423)	6,603	(12,820)

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2024-2028, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2024, before tax effect, is set out below:

	2024	2025	2026	2027	2028	2029 onwards	Total
Expected realization	(3,459)	(4,743)	(4,392)	(4,634)	(3,360)	(4,974)	(25,562)

b)	Information on ongoing contracts

As of June 30, 2024, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

In July 2023, the 1st repurchase plan for these debentures was closed. During the term of this plan, which started in July 2022, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For reasonably possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 496 b.p. and 992 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Reasonably possible scenario	Remote scenario
SWAP Exchange rate (IPCA x USD)	(10)	(20)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the counterparts, which effect is immaterial.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis of foreign exchange risk presented in the table below is carried out for a twelve-month term. The probable scenario is computed based on external data, while the reasonably possible and remote scenarios considers 20% and 40% changes in the foreign exchange rates prevailing on June 30, 2024, respectively, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Financial Instruments	Exposure at 06.30.2024	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Dollar/Real	Assets	11,548	(829)	2,310	4,619
	Liabilities	(107,587)	7,720	(21,517)	(43,034)
	Exchange rate - Cross currency swap	(541)	39	(108)	(216)
	Cash flow hedge on exports	62,660	(4,496)	12,532	25,064
	Total	(33,920)	2,434	(6,783)	(13,567)

Euro/Dollar	Assets	1,489	37	298	595
	Liabilities	(2,063)	(52)	(412)	(825)
	Total	(574)	(15)	(114)	(230)

Pound/Dollar	Assets	1,555	30	311	622
	Liabilities	(3,060)	(59)	(612)	(1,224)
	Total	(1,505)	(29)	(301)	(602)

Pound/Real	Assets	1	−	−	−
	Liabilities	(36)	2	(7)	(14)
	Total	(35)	2	(7)	(14)

Euro/Real	Assets	4	−	1	2
	Liabilities	(17)	1	(3)	(7)
	Total	(13)	1	(2)	(5)

Peso/Dollar	Assets	15	(5)	(2)	(4)
	Total	15	(5)	(2)	(4)
Total at June 30, 2024		(36,032)	2,388	(7,209)	(14,422)
(1) At June 30, 2024, the probable scenario was computed based on the following risks: R$ x U.S. dollar - a 7.18% appreciation of the real; peso x U.S. dollar - a 60.7% depreciation of the peso; euro x dollar: a 2.7% appreciation of the euro; pound sterling x U.S. dollar - a 2.07% appreciation of the pound sterling; real x euro: a 4.7% depreciation of the real; real x pound sterling - a 5.3% depreciation of the real;. Source: Focus and Thomson Reuters.
27.2.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a twelve-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, maintaining all other variables constant.

The following table presents the amounts to be disbursed by Petrobras with the payment of interest related to debts with floating interest rates at June 30, 2024:

Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	4	5	5
SOFR 3M (2)	109	141	173
SOFR 6M (2)	106	126	146
SOFR O/N (2)	251	351	452
CDI	208	291	374
TR	5	7	9
TJLP	55	77	99
IPCA	94	132	170
	832	1,130	1,428
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
(2) It represents the Secured Overnight Financing Rate.

27.3.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In this context, even these unaudited condensed consolidated interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The maturity schedules for the Company’s undiscounted finance debt and lease liability are presented in note 24.4 and 25, respectively.

27.4.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	3	-	-	3
Interest rate derivatives	-	42	-	42
Balance at June 30, 2024	3	42	-	45
Balance at December 31, 2023	1	68	−	69

Liabilities
Foreign currency derivatives	-	(124)	-	(124)
Balance at June 30, 2024	−	(124)	-	(124)
Balance at December 31, 2023	−	(49)	−	(49)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		06.30.2024		12.31.2023
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	106	24	45	4
Other associates and joint ventures	87	16	95	10
Subtotal	193	40	140	14
Brazilian government – Parent and its controlled entities
Government bonds	1,223	−	1,819	−
Banks controlled by the Brazilian Government	13,089	2,304	15,526	2,119
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	−	−	278	−
Brazilian Federal Government (1)	2	981	−	1,378
Pré-Sal Petróleo S.A. – PPSA	−	1	−	28
Others	132	106	138	80
Subtotal	14,446	3,392	17,761	3,605
Petros	49	251	64	305
Total	14,688	3,683	17,965	3,924
Current	1,978	1,216	2,684	1,676
Non-Current	12,710	2,467	15,281	2,248
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	2024	2023	2024	2023
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Joint ventures and associates
Petrochemical companies (associates)	1,720	1,704	893	815
Other associates and joint ventures	29	20	9	11
Subtotal	1,749	1,724	902	826
Brazilian government – Parent and its controlled entities
Government bonds	84	107	38	54
Banks controlled by the Brazilian Government	11	(18)	(5)	(24)
Petroleum and alcohol account - receivables from the Brazilian Government	7	28	3	17
Brazilian Federal Government	(127)	(142)	(99)	(125)
Pré-Sal Petróleo S.A. – PPSA	(98)	(133)	(107)	(23)
Others	(93)	(109)	(83)	(70)
Subtotal	(216)	(267)	(253)	(171)
Petros	(10)	(9)	(5)	(5)
Total	1,523	1,448	644	650
Revenues, mainly sales revenues	1,740	1,714	899	820
Purchases and services	6	4	3	2
Income (expenses)	(201)	(242)	(196)	(94)
Foreign exchange and inflation indexation charges, net	(140)	(214)	(113)	(171)
Finance income (expenses), net	118	186	51	93
Total	1,523	1,448	644	650

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the MME. The total compensation is set out as follows:

50

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Parent Company
		Jan-Jun/2024			Jan-Jun/2023
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.5	0.2	1.7	1.4	−	1.4
Social security and other employee-related taxes	0.4	−	0.4	0.4	−	0.4
Post-employment benefits (pension plan)	0.2	−	0.2	0.1	−	0.1
Variable compensation	1.3	−	1.3	−	−	−
Benefits due to termination of tenure	0.1	−	0.1	0.5	−	0.5
Total compensation recognized in the statement of income	3.5	0.2	3.7	2.4	−	2.4
Total compensation paid (1)	3.8	−	3.8	5.2	−	5.2
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	7.33	16.33	9.00	5.67	14.67
(1) It includes Variable Compensation Program (PPP) for Executive Officers.

In the six-month period ended June 30, 2024, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 7.2 (US$ 5.7 for the same period of 2023).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 163 thousand for the six-month period ended June 30, 2024 (US$ 194 thousand with tax and social security costs). For the same period of 2023, the total compensation concerning these members was US$ 221 thousand (US$ 266 thousand with tax and social security costs).

On April 25, 2024, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.6, R$ 43.21 million, from April 2024 to March 2025 (US$ 8.9, R$ 44.99 million, from April 2023 to March 2024, approved on April 27, 2023).

29.	Supplemental information on statement of cash flows
	Jan-Jun/2024	Jan-Jun/2023
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	905	679
Transactions not involving cash
Purchase of property, plant and equipment on credit	154	−
Lease	2,981	7,249
Provision for decommissioning costs	66	6
Use of tax credits and judicial deposit for the payment of contingency	63	51
Remeasurement of property, plant and equipment acquired in previous periods	−	12
Earn Out related to Atapu and Sépia fields	105	−

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Jun/2024	Jan-Jun/2023
Depreciation of Property, plant and equipment	7,639	7,145
Amortization of Intangible assets	67	48
Capitalized depreciation	(1,119)	(940)
Depreciation of right of use - recovery of PIS/COFINS	(87)	(80)
Depreciation, depletion and amortization in the Statements of Cash Flows	6,500	6,173

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.	Subsequent events

Redemption of global notes

On July 29, 2024, the Company’s wholly-owned subsidiary PGF concluded the early redemption of the 4.75% Global Notes due 2025. The total amount paid to investors was €273 million, considering the prices offered by Petrobras and excluding capitalized interest up to the date of redemption.

Distribution of remuneration to shareholders

On August 08, 2024, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,417, or R$ 13,574 million (US$ 0.1875 per outstanding preferred and common shares, or R$ 1.0532), based on the three-month period ended June 30, 2024, considering the application of the Shareholder Remuneration Policy formula (US$ 2,566) and the deduction of the shares repurchased by the Company during the period (US$ 149), excluding transaction costs, as presented in the following table:

	Date of approval	Date of record	Amount per common and preferred share	Amount
Interim dividends	08.08.2024	08.21.2024	0.0258	333
Interim interest on capital	08.08.2024	08.21.2024	0.0735	947
Total anticipated dividends			0.0993	1,280
Intermediate dividends by use of a portion of profit retention reserve	08.08.2024	08.21.2024	0.0882	1,137
Total distribution to shareholders			0.1875	2,417

These dividends and interest on capital will be paid in two equal installments, on November 21, 2024, and December 20, 2024. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the year and will be deducted from the remuneration that will be distributed to shareholders relating to 2024.

52

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2024, the related condensed consolidated statements of income and comprehensive income for the three and six-month periods ended June 30, 2024 and 2023, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2024 and 2023, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 11, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2023, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

August 8, 2024

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer